Filed Pursuant To Rule 433

Registration No. 333-180974

March 23, 2015

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FUND OVERVIEW i PERFORMANCE RELATEO DOCUMENTS
1 MONTH
AS OF
QTO
YTD
1 YEAR
1 YEAR
5 YEAR
SINCE INCEPTIOM 10 YEAR 11718/200*
MONTH ENO
NAV 02/26/2015 -3.70% -1.52% 1.17% -8.85% -12.17% 1.43% N/A 989%
Market Value 02/28/2015 -5.91% -2 26% 227% -8.98% -10.91% 1.20% N/A 9.71%
LBMA Gold Price PM 02/28/2015 -3.67% -0.86% 0.66% -8.48% -11.81% 1.84% N/A 10.32%
QUARTER ENO
NAV 12/31/2014 1.36% -1.52% -0.58% -0.58% -9.04% 1.26% N/A 9.92%
Market Value 12/31/2014 1.31% -226% -223% -2 23% -9.25% 1.14% N/A 9.63%
LBMA Gold Price PM 12/31/2014 1.97% -0 86% 0.12% 0.12% -7 64% 2 09% N/A 10.42%
gam or loss
Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate\ so you ma when shares are sold. Current performance may be higher or lower than that quoted.
The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are Usted for trading, as of the tme that the Fund’s NAV is calculated B you trade your shares at another tune, your return may differ.
Effective March 20, 2015, the SPDR Gold Trust (GLD) adopted the LBMA Gold Price PM as the reference benchmark price of gold in calculating the Net As ft Value (NAV) of the Trust. Prior to that date, the Trust used the London PM Fix as the reference benchmark price in calculating the NAV
Gross Expense Ratio: 0 40%
Performance Graphs
o Month End © Quarter End
Quarter End as of 12/31/2014 Fund Inception Date: 11/18/2004 Index Inception Date: 11/18/2004
12%
L .. II
0% —
2%
-4%
6%
-8%
-10%

SPDR® Gold Shares LBMA Gold Price PM
The ounces of gokJ listed on the da*y bartet may differ from the ounces of gold ksted as owned by SPDR® Gold Trust CTrust*) on the webs«e due to trnrig differences «tradng arvd settlement The barist nciudes ounces of gold on a settlement date bass, whie ounces shown on the website are on a trade date bases Effective June 1.2011. the Trust has entered into an agreement wih HSBC Bank pic. the Trust’s Custodian, which wi ensure that al of the Trust’s gold is held n allocated form at the end of each worlung day.
Investors should be aware that if the gross value of the Trust assets is less than approximately S1.0 biion. the ordinary expenses of the Trust including the fees and expenses of the Trustee and the Custodian, printing and maing costs, legal and audit fees, registration fees and listing fees, wi accrue at a rate greater than 0 40% per year of the daily AJtAV of the Trust Addtonaly, if the Trust incurs unforeseen expenses that cause the total of such ordinary expenses of the Trust to exceed 0.70% per year of the daily ANAV of the Trust, those expenses w* accrue at a rate greater than 0.40% per year of the daly ANA-V of the Trust, even after the Sponsor and the Marketing Agent have completely waived their combned fees of 0.30% per year of the da*y ANAV of the Trust.
Statement Regarding Forward-Looking Statements
Important Information Relating to SPDR Gold Shares Trust:
The SPDR Gold Shares Trust CGLD”) has fied a registration statement (ndudng a prospectus) with the Securities and Exchange Commisson fSEC”) for the offering to which this communication relates Before you invest, you should read the prospectus in that regstraton statement and other documents GLD has filed w«h the SEC for more complete ^formation about GLD and the offenng. You may get these documents for free by visftng EDGAR on the SEC website at www sec.gov or by v««mg ww w spdrgoWshares.com. ABernatively. the Trust or any authorized partopant w« arrange to send you the prospectus if you request l by caing 1-866-320-4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the ‘1940 Act”) and is not subject to regulation under the Commodfy Exchange Act of 1936 (the “CEA”). As a resul. shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade kke stocks, are subfect to investment risk and wi fluctu ate n ma rket value. The value of GLD shares relates drectly to the valu e of the gold held by GLD (less ts expenses), and fluctuatons m the pnee of gold could matenaiy and adversely affect an nvestment in the shares. The price received upon the sale of the shares, which trade at market pnee. may be more or less than the value of the gokJ represented by them. GLD does not generate any income, and as GLD regularly sens gold to pay for its ongong expenses, the amount of gold represented by each Share wi decfcie over tme. Investog nvofces hsk. and you could lose money on an nvestment n GLD. Please see the GLD prospectus for a detarfed discussion of the risks of nvestng n GLD shares.
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may.’ ‘wi,” ‘should.’ “expect,” “plan * “anticpate,* “beSeve,” “estimate.” “predict,” “potential,” “< is likely” or the negative of these terms or other comparable terminology. AI statements (other than statements of historical fact) included in this document that address activities, events or developments that wi or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trusts operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ matenaiy These statements are based upon certan assumptions and analyses the Sponso r made based on its perception of historical trends, current conditions and expected future developments, as wel as other factors believed appropriate in the circumstances. Whether or not actual resu Is and developments wi conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, the factors identified in the “Risk Factors* section of the Prospectus filed with the SEC and in other fifcngs made by the Trust from time to time with the SEC.
Consequently, al the forward-iookng statements made * the material are quaified by these cautionary statements, and there can be no assurance that the actual resu*s or developments the Sponsor or the Marketing Agent anticpates wi be reaired or. even if substantial reaized. that they wi resu* n the expected consequences to. or have the expected e ffects on. the Trusrs operations or the value of the Shares. Nether the Sponsor, the Marketng Agent nor any other person assumes responstoity for the accuracy or completeness of the forward-looking statements. Nether the Trust, the Marketing Agent nor the Sponsor ft under a duty to update any 01 the forward-looking statements to conform such statements to actual resuls or to reflect a change in the Sponsor’s or the Marketing Agent’s expectation or projections.
Al references to LBMA Gold Price PI.! are used with the permission of ICE Benchmark Administration Limted and have been provided for informational purposes only. ICE Benchmark Administration Lmted accepts no kabity or responstoity for the accuracy of the prices or the underlying product to w hich the prices may be referenced.
“SPDR* s a product of SSP Dow Jones indices LLC CSPDJr), and has been licensed for use by State Street Corporator Standard & Poor’s® and SSP® are registered trademarks of Standard & Poors F*ianc*i Services LLC (‘SAP*); Dow Jones® is a registered trademark of Dow Jones Trademark Ho kings LLC (‘Dow Jones’); SPDR s a trademark of the SPOJI. and these trademarks have been bcensed for use by SPDJI and subbcensed for certan purposes by State Street Corporation. State Street Corporators financial products are not sponsored, endorsed, sold or promoted by SPDJL Dow Jones. SSP. their respective affikates and none of such partes make any representation regardng the advsabity of nvestng in such product(s) nor do they have any kabity for any errors, omissions, or nterruptons of SPDR.
This material must be delivered with a prospectus. The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “risk factors* and the information incorporated by references therein, before making an investment decision about the Shares.
As wth al stocks, you may be requred to depost more money or secunties into your margm account if the equty. ndudng the amount attributable to your ETF shares, decines.
For more information contact State Street Global Markets, LLC. One Lincoln Street. Boston, MA, 02111. 866.320.4053 or visit www.spdrgokJshares.com.
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ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade a1 prices above or below the ETFs net ssset value Brokerage commissions and ETF expenses will reduce returns.
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Before investing, consider the funds’ investment objectives, risks, charges and expenses). To obtain a prospectus or summary prospectus which contains this and other information, call 1-866-787-2257, download a prospectus or summary prospectus now, or talk to your financial advisor. Read it carefully before investing.
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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.